ENCORE COMPUTER CORPORATION
Computation of Loss per Share       Exhibit 11

(in thousands except per share data)
                                                    Three Months Ended
                                                    March 30,  March 31,
Primary                                                 1997      1996
Net Loss                                            ($20,023) ($16,897)
Series B, D, E, F and G Preferred
 Stock Dividends                                           0    (5,954)
Series B, D, E, F, G and H Accumulated
 Preferred Stock Dividends                            (6,860)        0
Net loss attributable to
 common shareholders                                ($26,883) ($22,851)
Weighted average common
 shares outstanding                                   37,276    36,350
Series A assumed converted                             7,364     7,364
Weighted avg shares outstand                          44,640    43,714
Loss per common share                                 ($0.60)   ($0.52)
Assuming Full Dilution
Net loss                                            ($20,023) ($16,897)
Wghtd avg common shares outstand                      37,276    36,350
Series A assumed converted                             7,364     7,364
Series B assumed converted                            23,392    21,242
Series D assumed converted                            35,794    32,503
Series E assumed converted                            36,587    33,223
Series F assumed converted                            17,120    12,437
Series G assumed converted                            18,370     6,388
Series H assumed converted                            11,235         0
Series I assumed converted                             1,659         0
Exercise of options reduced by the number
 of shares purchased
 with proceeds                                         2,786     3,709
Weighted avg shares outstand                         191,583   153,216
Net loss per share                                    ($0.10)   ($0.11)